SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated July 22, 2005 regarding the disposal of a subsidary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 29, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

(Incorporated in Hong Kong with limited liability)
 (Stock Code: 0008)

 ANNOUNCEMENT
The Board of Directors of PCCW Limited (“PCCW”) wishes to announce that an indirect wholly owned subsidiary of PCCW has entered into a sale and purchase agreement with Sandringham Fund SPC Ltd., an independent third party, on July 22, 2005 for the disposal of PCCW’s 79.72% interest in JALECO Ltd. (the “Disposal”) for a consideration of approximately US$47 million subject to certain completion adjustments.

This announcement is made by PCCW voluntarily to provide information to its shareholders and to the public.

The Board of Directors of PCCW (the “Board”) wishes to announce that an indirect wholly owned subsidiary of PCCW has entered into a sale and purchase agreement with Sandringham Fund SPC Ltd., an independent third party, on July 22, 2005 for the disposal of its entire stake in Hyperlink Investments Group Limited, an indirect wholly owned subsidiary of PCCW, which in turn will have a 79.72% interest in JALECO Ltd. by the date of completion. The consideration will be approximately US$47 million subject to certain completion adjustments.

The proceeds of the Disposal will amount to approximately US$47 million before completion adjustments and is expected to result in an estimated disposal gain of approximately HK$160 million for PCCW Group. The actual gain from the Disposal may be different from this amount as it can only be determined upon completion. Completion is expected to take place before the end of August 2005 subject to the terms and conditions of the sale and purchase agreement.

JALECO Ltd. is incorporated under the laws of Japan with shares listed on the Jasdaq Securities Exchange Inc. and is engaged in the development and marketing of console and mobile games, predominantly in Japan. PCCW considers that JALECO Ltd.’s activities are non-core to PCCW Group.

To the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, Sandringham Fund SPC Ltd. is a third party independent of PCCW and is not a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of PCCW. The Disposal does not constitute any notifiable transaction under Rule 14.06 of the Listing Rules.

An English translation of an announcement made by JALECO Ltd. to the Jasdaq Securities Exchange Inc. on July 22, 2005 in relation to the Disposal was sent to The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) for publication on its website pursuant to Rule 13.09(2) of the Listing Rules. Shareholders of PCCW and the public may refer to this translation for further details.

By the Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, July 22, 2005

The Directors of PCCW as at the date of this announcement are as follows:

Executive Directors:
 Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
 Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
 Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz